EXHIBIT 99C

                             Letter to Shareholders


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[LOGO] VISTA BANCORP




                                                           _______ ___, 1999



To Our Shareholders:

     Vista Bancorp, Inc. is pleased to offer to our registered shareholders an automatic Dividend Reinvestment and Stock Purchase Plan. (If your Vista Bancorp, Inc. common stock is registered in the name of a broker, bank, or nominee name on your behalf, you may participate in the Plan by either (1) having the stock registered directly in your name, or (2) making appropriate arrangements, if acceptable, with your broker, bank, or nominee to participate in the Plan.) This Plan is administered by Continental Stock Transfer and Trust Company, a registered transfer agent.

     The Plan will allow you to reinvest your dividends and purchase additional shares of common stock through quarterly voluntary cash investments of up to $5,000.

     Details about the Dividend Reinvestment and Stock Purchase Plan are described on the following pages.

Sincerely,



Barbara Harding
President and Chief Executive Officer


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